SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                         (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(b)
                        (Amendment No. __)




                   Heritage Bancshares, Inc.
--------------------------------------------------------------------
                        (Name of Issuer)



            Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------
                 (Title of Class of Securities)



                          42722G 10 3
--------------------------------------------------------------------
                         (CUSIP Number)



                           May 29, 2002
--------------------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(c)







                        Page 1 of 5 Pages




CUSIP NO. 42722G 10 3                                     Page 2 of 5 Pages

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1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

      Switzer L. Deason
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                               (b)  [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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5.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      VOTING POWER

      30,000
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6.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
      SHARED VOTING POWER

      6,000
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7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      DISPOSITIVE POWER

      30,000
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8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
      SHARED DISPOSITIVE POWER

      6,000
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      36,000
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.3%
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12.   TYPE OF REPORTING PERSON

      IN
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CUSIP NO. 42722G 10 3                                     Page 3 of 5 Pages

Item 1(a) Name of Issuer:

          Heritage Bancshares, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          102 West High Street
          Terrell, Texas 75160

Item 2(a) Name of Person Filing:

          Switzer L. Deason

Item 2(b) Address of Principal Business Office or, if None, Residence:

          Crux Financial Services Inc.
          502 Arrowhead Point Road
          Belton, Texas 76513

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          42722G 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:


          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                   Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.




CUSIP NO. 42722G 10 3                                     Page 4 of 5 Pages


          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          (a)  Amount beneficially owned:

          36,000

          (b)  Percent of class: 7.3%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote        30,000
                                                                  --------
               (ii) Shared power to vote or to direct the vote       6,000
                                                                  --------
               (iii)Sole power to dispose or to direct the
                    disposition of                                  30,000
                                                                  --------
               (iv) Shared power to dispose or to direct the
                    disposition of                                   6,000
                                                                  --------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting person owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Included in the shares of Common Stock beneficially owned by the reporting person are 6,000 shares owned jointly with the reporting person's wife with whom dividends received and the proceeds from the sale of such securities would be shared. The reporting person does not own more than 5% on behalf of another person.



CUSIP NO. 42722G 10 3                                     Page 5 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting person is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting person is not a member of a group.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





June 7, 2002                                 /s/ Switzer L. Deason
                                             -----------------------------
                                             Switzer L. Deason